EXHIBIT 99.1

For Further Information Contact
Robert E. Phaneuf
For Immediate Release	Vice President—Corporate Development
Wednesday, October 30, 2002	(918) 592-0101

VINTAGE PETROLEUM, INC. REPORTS
THIRD QUARTER RESULTS, REVISED 2002 TARGETS
AND OPERATIONS UPDATE

Tulsa, Oklahoma—Vintage Petroleum, Inc. today announced net income of $31.7 million, or $0.50 per diluted share, for the quarter ended September 30, 2002. Income from continuing operations for the quarter ended September 30, 2002, was $16.8 million, or $0.26 per diluted share. Net income for the quarter includes income from discontinued operations of $14.9 million ($31.9 million before tax), or $0.24 per diluted share, related primarily to the gain on sale of the company’s non-strategic properties in Trinidad. These results compare to the third quarter 2001 net income of $6.2 million, or $0.10 per diluted share. Certain non-cash charges (impairment of oil and gas properties and goodwill amortization) incurred in the year-earlier quarter which were not present in the current quarter led to higher income from continuing operations when compared to the prior year’s quarter.

Total production for the third quarter of 2002 was 7.9 million equivalent barrels (BOE), down 13 percent compared with the year-ago quarter. Similarly, oil production of 4.9 million barrels was below last year’s level by 12 percent. Gas production of 17.9 billion cubic feet (Bcf) in the quarter was also below the prior year volume of 21.3 Bcf. Production declines are due primarily to U.S. property sales during the fourth quarter of 2001 and second quarter of 2002 combined with natural production declines, including declines in

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Argentina where the company curtailed its capital spending program earlier this year in response to political and economic uncertainty and the imposition of a tax on sales of exported crude oil. The company’s average realized price of oil (including the impact of hedges) increased 10 percent to average $24.51 per barrel, compared with last year’s quarter average realized price of $22.31 per barrel. The company’s average realized price of gas fell 11 percent primarily from the impact of devaluation-induced lower gas prices in Argentina. The realized price of gas for the third quarter of 2002 (including the impact of hedges) averaged $2.01 per Mcf compared to $2.26 per Mcf in the 2001 quarter. The combination of lower production and a weaker average realized gas price led to a nine percent decrease in oil and gas revenues to $157.1 million compared to $173.2 million in the third quarter of 2001.

Lease operating costs per BOE for the quarter (excluding the tax imposed in 2002 on Argentine oil exports of $6.5 million, or $0.82 per BOE) decreased nine percent to $5.77 compared to $6.37 in last year’s quarter, primarily as a result of the beneficial impact of the Argentine peso devaluation on peso-denominated costs. Total general and administrative costs of $12.3 million declined five percent compared to the year earlier quarter, again due primarily to the beneficial impact of the Argentine peso devaluation on peso-denominated costs. However, the decline in total general and administrative expenses did not keep pace with the decline in production, resulting in a 10 percent increase in such costs on a BOE basis to $1.55. Exploration expense of $5.6 million for the quarter included $1.4 million of seismic, geological and geophysical costs and $4.2 million of dry hole costs and lease impairments. This compares to the prior year quarter’s exploration expense of $9.5 million composed of $3.9 million in seismic, geological and geophysical costs and $5.6 million in

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dry hole costs and lease impairments. Interest expense of $20.0 million was about flat with the prior year’s quarter as a somewhat higher average interest rate resulting from a change in the company’s fixed-to-floating rate debt mix offset the reduction in average debt outstanding during the quarter.

Cash flow from operations (before all exploration expenses and changes in working capital) for the third quarter of 2002 was $64.9 million, compared to $75.5 million in the same period of 2001. Oil and gas capital expenditures for the third quarter of 2002 totaled $27.0 million.

Nine Month Results

Net income for the nine months ended September 30, 2002, before the impact of the cumulative effect of the accounting change, was $48.5 million, or $0.76 per diluted share, compared to net income of $129.2 million, or $2.02 per diluted share, for the same period in the prior year. The decline resulted primarily from lower average realized prices for oil and gas during the 2002 period and higher interest and DD&A resulting from 2001 acquisitions.

The reported net loss for the nine months ended September 30, 2002, of $12.0 million, or $0.19 per diluted share, includes the $0.95 per diluted share impact of the $60.5 million non-cash charge for the cumulative effect of the change in accounting principle resulting from the mandated change in the method of assessing goodwill impairments effective January 1, 2002.

Cash flow from operations (before all exploration expenses and changes in working capital) for the nine months ended September 30, 2002, was $167.1 million compared to $295.1 million in the year earlier period. Oil and gas capital expenditures for the 2002 period totaled $91.4 million.

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Executing the Financial Plan

Earlier in the year, Vintage announced its goal to reduce leverage by $200 million through asset sales and the application of cash flow in excess of capital expenditures. Progress toward that goal occurred in the third quarter with the sale of the company’s interest in Trinidad for $40 million. In addition, the previously announced sale process for Vintage’s operations in Ecuador is ongoing. At October 30, 2002, approximately $46 million is outstanding under the company’s $300 million revolving bank facility, creating borrowing availability of approximately $236 million. The remaining $850 million of debt consists of $350 million of 8 1/4% Senior Notes due 2012 and $500 million of Senior Subordinated Notes at an average interest rate of 8.5 percent with maturities ranging from 2005 to 2011.

Revised 2002 Targets

The company has reaffirmed its 2002 production target of 32.1 million BOE and its capital expenditure target of $144 million. Due to continued strong product prices, the company has increased its target for cash flow (before all exploration expenses, current taxes on any property sales and working capital changes) in 2002 to $230 million from $197 million and its target for EBITDAX to $335 million from $300 million. These revised targets are based on assumed average NYMEX prices for 2002 of $26.00 per barrel of oil and $3.25 per MMBTU of gas. Net realized prices (before the impact of hedging) as a percent of NYMEX are expected to be 82 percent for oil and 70 percent for gas.

Third Quarter Activity and Operational Update

As a complement to the large existing inventory of exploitation projects, Vintage is developing a balanced exploration portfolio of opportunities in North America and in select international venues. By developing an inventory of worldwide prospects and actively managing

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the risk/reward of its portfolio, Vintage anticipates being able to consistently add meaningful production volumes and reserves through the drill bit beginning in 2003.

North America

United States

Third quarter exploitation activity consisted primarily of workovers and recompletions. However, Vintage plans to resume the successful horizontal development drilling operations in the Luling and West Ranch fields of south central Texas during the fourth quarter and will extend these programs through the first quarter of 2003.

South Louisiana Program

Vintage’s exploration team is actively generating in-house prospects and has licensed more than 120 square miles of recent 3-D seismic data in this area.

Initial production from the company’s Little Temple discovery in Lafourche Parish commenced early in the fourth quarter. The gross initial producing rate is 5 MMcf per day and 200 barrels of condensate per day. It is anticipated that production rates will be increased further as the well stabilizes. Vintage has a 35 percent working interest and operates the well.

The Richaud Prospect in Terrebonne Parish near Meridian’s Lily Boom discovery is targeting Miocene Age sands at approximately 20,000 feet. Vintage has a 38 percent working interest in the prospect with gross unrisked reserve potential greater than 100 Bcf. This well will spud in the fourth quarter of 2002 and should take approximately 90 days to reach total depth.

Acreage has been leased on four other prospects and drilling is anticipated on two or more of these in 2003.

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West Texas Tight Gas Horizontal Drilling Program

Vintage has generated three prospects on which it has acquired acreage in this emerging play. This low risk play utilizes the latest in horizontal drilling and fracture stimulation technology in an attempt to economically produce gas from tight carbonates that exist throughout west Texas. To date, the company has leased over 7,800 net acres and anticipates spudding the first well in a multi-well drilling program to test these prospects in late 2002 or early 2003.

Texas Gulf Coast Program

Vintage’s exploration team is currently pursuing Oligocene and Miocene Age prospects in the Texas State waters and the shallow Federal waters offshore Texas. Vintage has licensed more than 540 square-miles of 3-D data which has been utilized to generate multiple prospects. Acquisitions of leases on these prospects will occur in early 2003 with anticipated drilling to follow late in the year.

Canada

During the third quarter, 12 gross (9.8 net) exploitation and extensional wells were drilled at a 70 percent success rate with 7 gross (5.3 net) wells in progress at the end of the quarter.

In the Sturgeon Lake area, a horizontal re-entry drilled and completed at the end of the second quarter, has continued to exceed expectations flowing at an average net rate of 260 barrels of oil per day (BOPD) throughout the third quarter. A follow-up horizontal re-entry is planned during the fourth quarter. The exploitation program in Sturgeon Lake targets bypassed, attic oil accumulations identified with the aid of 3-D seismic. In addition, the company anticipates proceeding with a seven-well drilling program in the shallow, Cretaceous Badheart gas pool located in the Sturgeon Lake area during the fourth quarter.

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Activity in the Grouard business unit focused on the Devonian Gilwood and Cretaceous Bluesky oil targets. Three horizontal infill wells were completed during the quarter in the Bluesky oil pool for incremental net oil production of 185 BOPD. Additional Bluesky exploitation will be dependent on well performance. At the end of the quarter, two wells with prospective Gilwood pay were waiting on completion. Three additional Gilwood wells are planned for the fourth quarter.

In Saskatchewan, two exploitation wells have been drilled and two recompletions of existing wells were performed targeting the Wymark area Second Whitespecks formation. The wells are currently being tested to determine if additional extensional and infill drilling is warranted for the fourth quarter.

Vintage is also continuing to build its inventory of drill bit opportunities both within and outside existing areas of activity. These opportunities include exploration plays that can be placed on production within 12 months, as well as a limited number of frontier or deep plays with greater upside potential over a longer time horizon.

South America

Argentina

Vintage’s activities in Argentina during the third quarter were limited to workover rigs operating in the San Jorge basin. Twenty workovers were performed during the quarter with an 85 percent success rate.

The rate of devaluation of the Argentine currency, relative to the U.S. dollar, showed continued stability, averaging 3.62 pesos to the USD during the third quarter. Monthly inflation has declined from a recent high during April 2002 of 10.4 percent to 1.3 percent in September 2002. Recent comments by International Monetary Fund (IMF) representatives have confirmed

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Argentine government assertions that an agreement may be reached as early as November to provide assistance to Argentina. The recent stabilization in Argentina’s currency exchange rate, a reduction in the rate of inflation and the continuing progress being made by Argentina in the negotiations with the IMF, combined with attractive drilling economics, have resulted in the company’s decision to re-initiate its drilling program in the fourth quarter of 2002. The program will begin with one rig with additions to the activity level in 2003 conditioned upon satisfactory stability in the political and economic environment.

Bolivia

Softer end-market gas demand continued in Brazil, limiting production to 1.5 Bcf for the third quarter of 2002 compared to 2.3 Bcf in last year’s similar quarter. The effect of the volume decline in the quarter had a relatively small impact on revenues (approximately $1.4 million) due to the relatively low average realized price of gas in Bolivia. Brazil’s demand for Bolivian gas has softened as a result of Brazil’s weakening economy, its weakened currency, inexpensive hydroelectric power supply near-term and delays in the building of natural gas-fired power generating capacity. Under the terms of its take-or-pay Bolivia-to-Brazil (B-T-B) gas contract, Vintage estimates that it will continue to receive take-or-pay payments based on larger volumes under that same contract as long as gas takes remain below the minimum take-or-pay level. In Bolivia, the focus continues to be the monetization of existing reserves through new gas markets in addition to the B-T-B pipeline contracted volumes.

Frontier Exploration – Building an Inventory of High Impact Prospects

Yemen

Last week the company announced that although the Osaylan #1 exploration test encountered hydrocarbons in both the targeted Alif and Lam formations, preliminary results were

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disappointing with respect to the apparent potential extent of hydrocarbon accumulation. The well was drilled to a total depth of 1,902 meters. The well has been temporarily abandoned pending detailed evaluations of core analysis, fluid analysis and petrophysical interpretation. A completion attempt could be made at a later date if warranted by the analyses underway.

The drilling rig is being moved to the location of the second well to be drilled in Block S-1 during the current campaign, the An Nagyah #2. The An Nagyah prospect is a 3-D seismic defined structure with potential in both the Alif and Lam formations. The location of the An Nagyah #2 well offsets a well previously drilled by Shell which had indicated pay. Two additional prospects in the current campaign are being matured based on leads from the 3-D survey. Vintage owns a 75 percent working interest in the S-1 Damis block which covers in excess of 850,000 acres.

Northwest Territories

Activity is planned for the fourth quarter to prepare winter access to Vintage’s 50 percent owned, 880,000 acre (gross) licenses in the McKenzie Delta area of the Northwest Territories. In early 2003, the company and its operating partner plan to drill a shallow exploratory well and test two to three previously drilled and cased wells.

Vintage to Webcast Conference Call

The company’s third-quarter 2002 webcast and teleconference to review financial and operational results will be broadcast on Thursday, October 31 at 3 p.m. Central time. Interested parties may access the webcast by visiting the Vintage Petroleum, Inc. website at www.vintagepetroleum.com and selecting the microphone icon, or at www.companyboardroom.com and typing VPI in the ticker search box and selecting “Go”. To listen to the internet broadcast, participants will need a multimedia computer

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with speakers and the Windows media player installed. Download from www.microsoft.com/windows/windowsmedia/en/download/ default.asp and test the software prior to the call. Vintage Petroleum is unable to provide technical support for downloading the software. The teleconference may be accessed by dialing 800-451-7724 five to ten minutes prior to the scheduled start time and providing the call identifier “Vintage” to the operator. A replay of the webcast will be available until November 6 at the Vintage website. Similarly, an audio replay will also be available until November 6 by dialing 402-220-0664.

Forward Looking Statements

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address estimates of proved oil and gas reserves, future production and costs, product price realizations, future capital expenditures, planned asset sales or dispositions, exploration drilling, including targeted reserve sizes, exploitation activities and events or developments in Argentina, including estimates of oil export levels and events or developments that the company expects, are forward-looking statements. Although Vintage believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward- looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, actions taken or to be taken by Argentina as a result of its economic instability and changes in the estimated or expected impact on the company, changes in foreign exchange and inflation rates, as

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well as continued availability of capital and financing, and general economic, market or business conditions.

Vintage Petroleum is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. Company headquarters are in Tulsa, Oklahoma, and its common shares are traded on the New York Stock Exchange under the symbol VPI.

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VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
REVENUES:
Oil and gas sales	$157,137	$173,227	$438,265	$588,610
Gas marketing	15,482	20,481	45,215	115,295
Oil and gas gathering and processing	1,671	794	4,524	15,100
Gain (loss) on disposition of assets	(450)	—	17,259	24
Foreign currency exchange gain (loss)	(694)	(544)	3,408	(301)
Other income (expense)	(562)	(66)	674	2,673

	172,584	193,892	509,345	721,401

COSTS AND EXPENSES:
Lease operating, including production and export taxes	52,229	58,314	157,269	159,062
Exploration costs	5,638	9,516	21,566	15,178
Gas marketing	15,192	20,540	43,937	112,163
Oil and gas gathering and processing	1,795	1,299	5,077	15,776
General and administrative	12,258	12,954	38,258	36,883
Depreciation, depletion and amortization	43,767	48,072	140,236	116,060
Impairment of oil and gas properties	—	10,706	—	10,706
Amortization of goodwill	—	4,417	—	7,191
Interest	20,048	19,867	58,226	46,658
Loss on early extinguishment of debt	—	—	8,154	—

	150,927	185,685	472,723	519,677

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	21,657	8,207	36,622	201,724
PROVISION (BENEFIT) FOR INCOME TAXES:
Current	7,210	6,370	19,004	56,565
Deferred	(2,307)	(4,457)	(16,402)	15,650

	4,903	1,913	2,602	72,215

Income from continuing operations before cumulative effect of change in accounting principle	16,754	6,294	34,020	129,509
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	14,941	(52)	14,485	(350)

Income before cumulative effect of change in accounting principle	31,695	6,242	48,505	129,159
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	(60,547)	—

NET INCOME (LOSS)	$31,695	$6,242	$(12,042)	$129,159

(Continued)

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VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

(Continued)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
BASIC INCOME (LOSS) PER SHARE:
Income from continuing operations before cumulative effect of change in accounting principle	$.26	$.10	$.54	$2.06
Income (loss) from discontinued operations	.24	—	.23	(.01)

Income before cumulative effect of change in accounting principle	.50	.10	.77	2.05
Cumulative effect of change in accounting principle	—	—	(.96)	—

Net income (loss)	$.50	$.10	$(.19)	$2.05

DILUTED INCOME (LOSS) PER SHARE:
Income from continuing operations before cumulative effect of change in accounting principle	$.26	$.10	$.53	$2.03
Income (loss) from discontinued operations	.24	—	.23	(.01)

Income before cumulative effect of change in accounting principle	.50	.10	.76	2.02
Cumulative effect of change in accounting principle	—	—	(.95)	—

Net income (loss)	$.50	$.10	$(.19)	$2.02

Weighted average common shares outstanding:
Basic	63,335	63,080	63,181	63,003

Diluted	63,977	64,068	63,661	64,092

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VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except shares and per share amounts)
(Unaudited)

ASSETS

	September 30, 2002	December 31, 2001
CURRENT ASSETS:
Cash and cash equivalents	$16,375	$14,568
Accounts receivable—
Oil and gas sales	94,782	74,435
Joint operations	11,836	12,041
Derivative financial instruments receivable	—	4,701
Prepaids and other current assets	27,850	37,635
Assets to be sold	—	9,172

Total current assets	150,843	152,552

PROPERTY, PLANT AND EQUIPMENT, at cost:
Oil and gas properties, successful efforts method	2,538,295	2,490,666
Oil and gas gathering systems and plants	22,368	20,508
Other	26,472	25,494

	2,587,135	2,536,668
Less: Accumulated depreciation, depletion and amortization	922,981	809,522

	1,664,154	1,727,146

GOODWILL, net	96,861	156,990

OTHER ASSETS, net	55,238	60,100

	$1,967,096	$2,096,788

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Revenue payable	$27,500	$25,625
Accounts payable—trade	37,944	61,047
Current income taxes payable	17,218	21,638
Short-term debt	5,455	17,320
Derivative financial instruments payable	11,491	—
Other payables and accrued liabilities	62,243	46,172

Total current liabilities	161,851	171,802

LONG-TERM DEBT	924,215	1,010,673

DEFERRED INCOME TAXES	171,090	166,662

OTHER LONG-TERM LIABILITIES	6,100	18,208

STOCKHOLDERS’ EQUITY:
Preferred stock, $.01 par, 5,000,000 shares authorized, zero shares issued and outstanding	—	—
Common stock, $.005 par, 160,000,000 shares authorized, 63,444,972 and 63,081,322 shares issued and 63,328,972 and 63,081,322 outstanding, respectively	317	315
Capital in excess of par value	326,163	324,077
Retained earnings	409,451	428,443
Accumulated other comprehensive income (loss)	(29,426)	(21,632)

	706,505	731,203
Less: Unamortized cost of restricted stock awards	2,665	1,760

	703,840	729,443

	$1,967,096	$2,096,788

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VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

SUMMARY OPERATING DATA
(Unaudited)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2002		2001		2002		2001
Production:
Oil (MBbls)—
U.S.	1,618		2,108		5,193		6,438
Canada	449		575		1,429		1,010
Argentina	2,607	(a)	2,455	(b)	8,442	(a)	7,505	(b)
Ecuador	251	(a)	452	(b)	797	(a)	1,034	(b)
Bolivia	23	(a)	21	(b)	94	(a)	69	(b)
Total	4,948	(a)	5,611	(b)	15,955	(a)	16,056	(b)
Gas (MMcf)—
U.S.	6,260		8,533		18,740		26,137
Canada	7,404		7,604		22,810		13,407
Argentina	2,715		2,802		6,682		7,810
Bolivia	1,505		2,340		4,850		6,178
Total	17,884		21,279		53,082		53,532
Total MBOE	7,929		9,157		24,802		24,978
Average price (including impact of hedges):
Oil (per Bbl)—
U.S.	$23.97		$23.22		$21.27		$24.56
Canada	24.01		21.95		21.23		23.08
Argentina	25.13		22.11		20.03	(c)	23.76
Ecuador	22.60		19.63		19.61		19.01
Bolivia	22.11		21.35		20.37		24.04
Total	24.51		22.31		20.53	(c)	23.73
Gas (per Mcf)—
U.S.	$2.69		$2.92		$2.65		$5.69
Canada	2.11		2.03		2.25		2.75
Argentina	.35		1.35		.37		1.39
Bolivia	1.62		1.69		1.48		1.79
Total	2.01		2.26		2.09		3.88
Average price (excluding impact of hedges):
Oil (per Bbl)—
U.S.	$25.30		$22.60		$21.86		$23.96
Canada	23.46		21.95		21.06		23.08
Argentina	25.13		20.93		20.13		22.56
Ecuador	22.60		19.63		19.61		19.01
Bolivia	22.11		21.35		20.37		24.04
Total	24.90		21.56		20.76		22.92
Gas (per Mcf)—
U.S.	$2.80		$2.92		$2.75		$5.69
Canada	1.96		2.03		2.24		2.75
Argentina	.35		1.35		.37		1.39
Bolivia	1.62		1.69		1.48		1.79
Total	1.98		2.26		2.12		3.88

(a)
Total production for the three months and nine months ended September 30, 2002, before the impact of changes in inventories was 4,968 MBbls (Argentina—2,602 MBbls, Ecuador—276 MBbls, Bolivia—23 MBbls) and 15,737 MBbls (Argentina—8,220 MBbls, Ecuador—822 MBbls, Bolivia—73 MBbls), respectively.

(b)
Total production for the three months and nine months ended September 30, 2001, before the impact of changes in inventories was 5,701 MBbls (Argentina—2,637 MBbls, Ecuador—349 MBbls, Bolivia—32 MBbls) and 16,316 MBbls (Argentina—7,732 MBbls, Ecuador—1,048 MBbls, Bolivia—88 MBbls), respectively.

(c)
Reflects the impact of the one-time government-mandated forced settlement of domestic Argentina oil sales which decreased the Argentina and total average oil prices per Bbl for the nine months ended September 30, 2002, per Bbl by $.95 and $.50, respectively.

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